Recycler's Exchange

We plan to turn waste products into useful things like fuel, insulation, housing, and dirt.

Recycler's Exchange

Invest

$100 minimum investment

DEADLINE: September 20, 2024

in 3 months

SHARE PRICE

$5

TOTAL RAISED

$0

VALUATION

$28,500,000

Reg CF offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

Recycler's Exchange hopes to make communities all over the world more environmentally friendly, and conscious.

Our Company has 6 divisions, all of which overlap in someway and allow our company economies of scope:

Pyrolysis

We plan to take waste products, such as plastic and tires, and turn them into fuel. The residential space is very crowded, so we would go after companies that might not necessarily have plastic recycling on their mind. Gas stations, grocery stores, malls, strip malls, big box stores, bottlers, furniture stores, apartment complexes, junk removal industry, land clearers, anywhere people gather. Municipalities are an additional possibility. We would also plan to build a machine to create biochar with a parabolic mirror.

Insulation and Housing

We plan to use an industrial tire shredder to shred mattresses and turn them into insulation and metal, which we would sell at market. We would do the same for foam furniture, from which some wood would be recovered.

Box springs and recovered wood material would be used to construct Box Spring Homes™, our version of a tiny house.

We would operate a furniture/mattress disposal pick-up service in the North East corner of Florida around the Jacksonville area down to Gainvesville. We would offer competitive prices in the market.

Composting

We hope to work with local governments to make compulsory composting a reality for businesses, so that we can ensure that there is a marketplace. Carbon sequestration, methane diversion, and healthy soil are our chief interests.

Solar Energy

We hope to have a photovoltaic solar energy installation to provide clean energy for our facility and our local community. We are investigating if some of our equipment may be heated by a parabolic mirror, to conserve electricity and reduce CO_2 emissions.

Angler IOT

We have a provisional patent application filed with the United States Patent and Trademark office. Our various services require weighing and measuring devices that are currently unavailable on the market. We hope to use those technologies to provide a service to hunters and fishermen so that they can use their phones to track and record their captures.

Solar Water Heater and Used Tire/Furniture Warehouse

Some furniture and tires are planned to be recoverable. We plan to build a warehouse to store them and make them available for sale, mattresses included.

In an adjacent space, we would warehouse and sell solar water heaters; which we buy wholesale from Alibaba.com and sell for retail to the North East Florida area. I hope to convince local governments to be proponents by incentivizing solar water heaters and making solar water heaters mandatory on new home installations.

PROBLEM

Plastic and Tires

Every year Americans throw away billions of dollars worth of potential fuel. An estimated 14 million tons of plastic ends up in the oceans, annually. It's estimated that by 2050, there may be more plastic than fish in the oceans, by weight. Only 9% of plastic is recycled. Each person in the USA produces one waste tire per year, 331 million.

"The amount of plastic waste generated worldwide is projected to triple by 2060, to surpass one billion metric tons. This dramatic growth is set to be fueled by rising populations and economic growth. With so much plastic waste generated, proper waste management will be urgently needed to reduce environmental impact." – Statista

Box Springs, Used Furniture, and Housing

Across Florida, there is a shortage of rental homes affordable and available to extremely low income households (ELI), whose incomes are at or below the poverty guideline or 30% of their area median income (AMI). Many of these households are severely cost burdened, spending more than half of their income on housing. By building affordable housing from recovered materials, we hope to work with governments to house those without homes and provide Box Spring Homes™ to the general market; Box Spring Sheds™ included. Recovered materials act as a CO_2 sink.

Used Mattresses and Insulation

Insulation in your home provides resistance to heat flow and lowers your heating and cooling costs. Properly insulating your home not only reduces heating and cooling costs, but also reduces CO_2 emissions. Providing cheap alternative insulation would help bring costs down for everyone.

Composting

Improves the structure and health of your soil by adding organic matter. Helps the soil retain moisture and nutrients. Attracts beneficial organisms to the soil and reduces the need for pesticides and fertilizers. Reduces the potential for soil erosion. Composting also diverts methane from the landfill and sequesters CO_2.

Air Pollution

In 2021, U.S. greenhouse gas emissions totaled 6,340.2 million metric tons of carbon dioxide equivalents, or 5,586.0 million metric tons of carbon dioxide equivalents after accounting for sequestration from the land sector.

Angler IOT

Currently there are no Bluetooth-enabled crane scales available to connect to your phone and record waste streams and hunting scores.

SOLUTION



Plastic and Tires

Plastic and tires can be turned into fuel and other raw materials through a process known as pyrolysis.

We intend to build a pyrolysis plant and become a potential buyer of plastic and tire waste. We intend to create a network of pyrolysis oil manufacturing plants who buy used plastic from major retailers (Walmart, Target, Costco, etc.). The retailers may then act as collection points for used plastic, with customers potentially being able to sell plastic to retailers. Used tires can be collected from tire stores who collect disposal fees for tires. Instead, the store would pay a nominal fee to customers and sell the used tires to us for processing, thus providing a win/win for everyone.

When plastic and tires can be easily turned into fuel with the infrastructure we put into place, plastic and tires then become a commodity. People don't throw away money, and if you can go to a local retailer and have the ability to sell your plastic to them then not much of that "plastic waste" is going to end-up in the oceans, animals, birds, fish, or other places it shouldn't be.

Our goal is to pressure the market into correction - from treating plastic as waste to pricing it as the commodity it is. When plastic has a price, nothing goes to waste. I pray, this pyrolysis plant is one step to seeing a plastic-free ocean.

We are trying to lower housing and gas prices, by offering a new supply of housing and fuel; while putting money into the consumer's pocket, when they sell products to us.



Housing and Insulation

A common dreaded experience: “I have to throw out a mattress.” Why don’t you just give us a call. We’ll come pick it up for whatever the market rate is and turn it into useful insulation, which we sell at market.

Got a box spring or used furniture? We take that too and refurbish them, turn them into biochar, or we make a Box Spring House™ or shed! Any unrecoverable wood can be turned into biochar for composting!



Composting

Composting We plan to collect food waste streams and turn them into compost, an alternative to pesticides and fertilizer. Compost also helps prevent soil erosion, diverts methane from landfills, and sequesters CO_2. Dirt is life.



Solar Water Heater and Used Tire/Furniture Warehouse

By reusing and refurbishing household goods, that means less has to be produced, which means less CO_2 emissions. Wood furniture also acts as a carbon sink. Using tires up until safety-failure means that we get more CO_2 use for our buck.

Solar water heaters are more energy efficient when it comes to heating water and housing.


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Angler IOT

Because we plan to collect from many sources of streams of waste and potentially either charge or pay for those streams, we need an app from which we can track and invoice all of our client's business.

It just so happens that there is no consumer-level crane scale with Bluetooth which can connect to a phone and all this information be tracked, so we need to build it. Much of the work that would go into building an app overlaps with what hunting and fishing enthusiasts do.

We have filed a provisional patent with the United States Patent and Trademark Office and hope to further explore this opportunity.

Supply creates its own demand; if we supply the resources - the market may create demand for our service, turning waste into useful things.

BUSINESS MODEL

We plan to collect waste products from homes and businesses and turn them into useful things. Plastic waste and tires can be turned into fuel and other commodities, mattresses and foam furniture get turned into insulation, Box Spring Homes™, and biochar. Food waste can be turned into compost, and any other business venture which aligns with our basic business model we would be willing to incorporate into our venture.

We plan to have a warehouse to sell solar water heaters, used tires, used furniture, and Box Spring Homes™.

Angler IOT handles our back-end in tracking waste streams and hunting scores.

MARKET & FAST FACTS

- **Current USA market size for recycling is $91 billion**
- USA: 73 million metric tons, equivalent to 221 kilograms of plastic waste per inhabitant. 331 million waste tires, 1 per person per year
- Alachua/Duval Counties: 265.2 million kg of plastic per year (estimated), 1.2 million waste tires
- Potentially $40 billion in recoverable fuel from plastic and tires, nationwide
- $747 million in recoverable black carbon from tires, nationwide
- $190 million in recoverable steel from tires, nationwide
- Methane produced by food decomposing in landfills makes up 1.6% of all human-made Greenhouse Gas emissions
- **Just a 1% increase in soil organic matter (about 20 tons of compost per acre or a 1/4-inch application depth) can store 10 tons of carbon per acre**
- Biochar cumulatively sequesters between 1 and 35 GtCO2 per year
- Tiny Home market is $6.6 billion in the USA
- Insulation is a $11.5 billion a year industry in the USA
- 15-20 million mattresses discarded per year in the USA
- $16 billion resale of home furnishings per year
- **According to the EPA, furniture waste generated by Americans in 2017 totaled a staggering 12.2 million tons, and 80.2% of it went to landfill**
- 327 million cell phones in the United States of America
- A new report by the U.S. Fish and Wildlife Service shows that 101.6 million Americans—40 percent of the U.S. population 16 years old and older—participated in wildlife-related activities in 2016, such as hunting, fishing, and wildlife-watching. The survey illustrates . . . a continued interest in engaging in the outdoors activities where participants spent $156 billion—the most in the last 25 years, adjusted for inflation

SUCCESS TO DATE

We have filed a provisional patent with the USPTO for Angler IOT and Recycler's Exchange backend.

Box Spring Shed™, Box Spring Home™, and Box Spring House™ are all trademarks of the company.

We plan to work with the manufacturer and use a parabolic mirror to heat our pyrolysis equipment. We plan to build a pyrolysis plant for biochar ourselves.

TEAM



Nicholas E. Paleveda

Chief Executive Officer, President

Nicholas E. Paleveda has written three books and is currently working on another. He went to Western Washington University to study economics, but like all the great ones he dropped out (Gates, Zuckerberg, Kayne, etc.). He's been on the front lines studying the world's plastic pollution problem, working in the glorious halls of Circle K, Walmart; looking at Coca-cola, Pepsi, and other plastic polluters. He's also dabbled in the tire and styrofoam recovery industries.



Nick A. Paleveda

Chief Council; Executive Vice President

Nick A. Paleveda is CEO of National Pension Partners, Adjunct Professor of the Graduate Tax Program at Northeastern University, and a member of the Florida Bar and American Bar Association. He is admitted to practice in the State of Florida, the U.S. Tax Court, the 9 th Circuit Court of Appeals, the 11 th Circuit Court of Appeals, and the Supreme Court of the United States. His wealth of knowledge and experience in the fields of advanced tax, estate and pension planning span more than 30 years and he has presented continuing education programs and seminars across the country. Nick has also been widely published, including the definitive guide "Defined Benefit Pension Plans: The Complete Handbook."

Mr. Paleveda led the University of South Florida to a Pan American Intercollegiate Team Chess Championship in 1976, and was the Florida State Chess Champion in 1977, 1978 and 1994. In trivia, his Executive Benefits Team won the Whatcom Literacy Council's Annual Trivia Bee championship two years in a row, once with the help of Ken Jennings.



Dr. Shambhu Pokhare

Chairman of the Board

Dr. Shambhu Pokharel is the Executive Chairman of World Trade Group in Nepal. He has been awarded as Honorary Doctor by Global Peace University, USA; beside that he is pursuing his PhD in International Relations from Tribhuvan University, Nepal. He is also the Chairman of Business TV and Blackhole IT solutions.



Christopher Fillie

Chief Contractor; Vice President, Insulation and Housing

Master Builder Contractor, Leadership in Energy and Environmental Design (LEED AP). He's currently the Executive Director at Vibrant Community Development and has successfully incubated over 31 locally owned and operated arts and civic and small business ventures in the Gainesville, FL area.

Graduated from the University of Florida as a Master of Building Construction, Sustainable Construction Management. Member, Nation Trust for Historic Preservation, he specialized in entrepreneurship in sustainable development.

USE OF PROCEEDS

If the offering's maximum amount of $2,450,000 is raised:

Use	Value	% of Proceeds
Compensation for managers	$40,000	1.6%
Pyrolysis Plant	$1,000,000	40.8%
Land	$500,000	20.4%
Building	$100,000	4.1%
Compost Turner	$50,000	2.0%
Dump Truck	$20,000	0.8%
Garbage Truck	$20,000	0.8%
Box Truck	$20,000	0.8%
Workshop Tools	$100,000	4.1%
Industrial Design	$50,000	2.0%
Heliostats	$100,000	4.1%
Thermal Sand Battery	$100,000	4.1%
Labor	$229,950	9.4%
Intermediary fees	$120,050	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in Recycler's Exchange Inc.. This offering must raise at least $10,000 by September 20, 2024 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Recycler's Exchange may issue additional securities to raise up to $2,450,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

6,190,000 shares
× $5 per share

$30,950,000 implied valuation

FINANCIALS

These financial statements have been audited by an independent Certified Public Accountant.

CPA audit report

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

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UPDATES

Jun 21, 2024 • Primary offering of 490,000 shares at $5

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